Exhibit 99.1

AMB PROPERTY, L.P. COMMENCES EXCHANGE OFFERS FOR PROLOGIS NOTES

SAN FRANCISCO and DENVER, May 3, 2011 – AMB Property Corporation (NYSE: AMB, “AMB”) and ProLogis (NYSE: PLD) today announced that AMB’s operating partnership, AMB Property, L.P. (“AMB LP”), commenced offers to exchange all outstanding notes of the series described in the table below issued by ProLogis (the “ProLogis Notes”) for corresponding series of notes to be issued by AMB LP and guaranteed by AMB (the “AMB LP Notes”) in the aggregate principal amount of approximately $4.6 billion. The AMB LP Notes will be issued under and governed by the terms of a new AMB LP indenture. AMB LP is making the exchange offers and, on behalf of the combined companies, the solicitation of consents to amend the ProLogis indenture (such indenture, as amended and supplemented, the “ProLogis Indenture”) governing the ProLogis Notes (the “Proposed Amendments”). AMB LP is commencing the exchange offers and, on behalf of the combined companies, the solicitation of consents in anticipation of the pending merger of equals of AMB and ProLogis.

The exchange offers and the solicitation of consents are being made under terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by AMB and AMB LP with the Securities and Exchange Commission (the “SEC”) on May 3, 2011 and a related letter of transmittal and consent that contains a more complete description of the terms and conditions of the exchange offers and the solicitation of consents.

AMB LP is offering to exchange the following series of ProLogis Notes for AMB LP Notes (to be guaranteed by AMB) that will have substantially the same terms, including interest rate, interest payment dates, redemption terms, maturity and, if applicable, exchange terms (other than the applicable initial exchange rates, dividend threshold amounts, fundamental change make-whole amounts and, in the case of the 3.25% Convertible Senior Notes due 2015, the exchange consideration) and certain restrictive covenants, as the corresponding series of ProLogis Notes, without giving effect to the Proposed Amendments.

Aggregate Principal Amount	Series of Notes Issued by ProLogis to be Exchanged (Collectively, the “ProLogis Non-Convertible Notes”)	CUSIP No. of the ProLogis Non-Convertible Notes
$58,935,000	5.500% Notes due April 1, 2012	743410 AK8
$61,443,000	5.500% Notes due March 1, 2013	743410 AE2
$350,000,000	7.625% Notes due August 15, 2014	743410 AU6
$48,226,750	7.810% Notes due February 1, 2015	81413WAA8
$5,511,625	9.340% Notes due March 1, 2015	814138 AB9
$155,320,000	5.625% Notes due November 15, 2015	743410 AJ1
$197,758,000	5.750% Notes due April 1, 2016	743410 AL6
$36,402,700	8.650% Notes due May 15, 2016	814138 AJ2
$182,104,000	5.625% Notes due November 15, 2016	743410 AN2
$300,000,000	6.250% Notes due March 15, 2017	743410 AX0
$100,000,000	7.625% Notes due July 1, 2017	814138 AK9
$600,000,000	6.625% Notes due May 15, 2018	743410 AT9
$396,641,000	7.375% Notes due October 30, 2019	743410 AV4
$561,049,000	6.875% Notes due March 15, 2020	743410 AW2

Aggregate Principal Amount	Series of Convertible Notes Issued by ProLogis to be Exchanged (Collectively, the “ProLogis Convertible Notes” and, together with the ProLogis Non-Convertible Notes, the “ProLogis Notes”)	CUSIP No. of the ProLogis Convertible Notes
$460,000,000	3.250% Convertible Senior Notes due 2015	743410 AY8
$592,980,000	2.250% Convertible Senior Notes due 2037	743410 AP7 743410 AQ5
$141,635,000	1.875% Convertible Senior Notes due 2037	743410 AR3
$386,250,000	2.625% Convertible Senior Notes due 2038	743410 AS1

Each series of AMB LP Notes will bear interest from the most recent interest payment date on which interest has been paid on the corresponding series of ProLogis Notes.  The AMB LP Notes issued in exchange for the ProLogis Convertible Notes will be exchangeable into AMB common stock, cash or a combination of cash and AMB common stock.

The exchange price for each ProLogis Non-Convertible Note will be 100 percent of its principal amount plus a cash consent fee equal to 0.25% of its principal amount if validly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on May 16, 2011, unless extended by AMB LP, which is the “Early Consent Date,” and 97 percent of its principal amount if validly tendered (and not validly withdrawn) after the Early Consent Date and prior to the expiration date of the exchange offers, which is 9:00 a.m., New York City time, on June 3, 2011, unless extended by AMB LP (the “Expiration Date”).

The exchange price for each ProLogis Convertible Note will be 100 percent of its principal amount plus a cash consent fee equal to 0.10% of its principal amount if validly tendered (and not validly withdrawn) prior to the Early Consent Date and 97 percent of its principal amount if validly tendered (and not validly withdrawn) after the Early Consent Date and prior to the Expiration Date of the exchange offers.

A holder who validly tenders its ProLogis Notes for exchange will be deemed to have delivered its consent to the Proposed Amendments. Tenders of ProLogis Notes may be withdrawn any time prior to the Expiration Date. Consents to the Proposed Amendments delivered prior to the Early Consent Date may not be revoked after the Early Consent Date. Consents to the Proposed Amendments delivered after the Early Consent Date and before the Expiration Date may be revoked any time prior to the Expiration Date.  Tenders of ProLogis Notes may not be validly withdrawn after the Expiration Date, unless AMB LP otherwise is required by law to permit withdrawal.

A holder who does not validly tender its ProLogis Notes for exchange, or whose notes are not accepted for exchange, will remain a holder of such ProLogis Notes.  If the Proposed Amendments to the ProLogis Indenture are adopted, all such ProLogis Notes will be governed by the ProLogis Indenture as amended by the Proposed Amendments, which will have less restrictive terms and afford reduced protections to the holders of such securities compared to those currently in the ProLogis Indenture.

AMB LP’s obligations to complete the exchange offers and the solicitation of consents are conditioned upon, among other things, completion of the merger of equals, listing of AMB LP’s existing 6.750% Notes due 2011 on the New York Stock Exchange and receipt of valid consents sufficient to effect the Proposed Amendments. The merger and related transactions and listing of AMB LP’s existing 6.750% Notes due 2011 on the New York Stock Exchange are not conditioned upon the commencement or completion of the exchange offers or the solicitation of consents.

Citi and RBS are serving as the dealer managers and solicitation agents and Global Bondholder Services Corporation is serving as exchange agent and information agent for the exchange offers and the solicitation of consents. Questions regarding the exchange offers and the solicitation of consents may be directed to Citigroup Global Markets Inc., Liability Management Group, 390 Greenwich Street, 1st floor, New York, NY 10013, or by telephone at (800) 558-3745 or to RBS Securities Inc., Liability Management Group, 600 Washington Boulevard, Stamford, CT 06901, or by telephone at (877) 297-9832.  Requests for documents may be directed to Global Bondholder Services Corporation, Attn: Corporate Actions, 65 Broadway, Suite 723, New York, NY 10006, or by telephone for banks and brokers collect at (212) 430-3774, all others toll-free at (866) 470-3700.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The exchange offers and solicitation of consents are being made only by means of a prospectus that is part of a registration statement, and such exchanges shall not be made until the registration statement has been declared effective by the SEC.

About AMB

AMB Property Corporation® is a leading owner, operator and developer of industrial real estate, focused on major hub and gateway distribution markets in the Americas, Europe and Asia. As of March 31, 2011, AMB owned, or had investments in, on a consolidated basis or through unconsolidated joint ventures, properties and development projects expected to total approximately 161 million square feet (15 million square meters) in 49 markets within 15 countries. AMB invests in properties located predominantly in the infill submarkets of its targeted markets. The company's portfolio is comprised of High Throughput Distribution® facilities—industrial properties built for speed and located near airports, seaports and ground transportation systems.

About ProLogis

ProLogis is the leading global provider of distribution facilities, with more than 435 million square feet of industrial space owned and managed (40 million square meters) in markets across North America, Europe and Asia. The company leases its industrial facilities to more than 3,800 customers, including manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. For additional information about the company, go to www.prologis.com.

Additional Information about the Exchange Offers and Where to Find It

As noted above, in connection with the exchange offers, AMB and AMB LP have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a prospectus of AMB and AMB LP.  The registration statement has not been declared effective by the SEC.  HOLDERS OF PROLOGIS NOTES ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the prospectus and other relevant documents filed by AMB and AMB LP, including the prospectus, at the SEC’s website at www.sec.gov.  Copies of the documents filed by AMB and AMB LP with the SEC are available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements are based on current expectations, estimates and beliefs.  Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements relating to the terms and timing of the exchange offers and the solicitation of consents. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (iv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission ("SEC") by AMB and ProLogis from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Form 10-K and 10-Q. Neither AMB nor ProLogis undertakes any duty to update any forward-looking statements appearing in this document.